UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For: October 2005	File No. 000-49947

Storm Cat Energy Corporation

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   X      FORM 40-F  __

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  __       No  X

Explanatory Note

On October 19, 2005, Storm Cat Energy Corporation (the “Company”) entered into a purchase agreement for a private placement with a group of U.S. and Canadian investors.  On October 25, 2005, the Company closed the private placement and sold and issued 5,092,328 common shares of the Company at a price of U.S. $2.15 per share, resulting in gross proceeds to the Company of U.S. $10,948,505.  In addition to the common shares, each investor received a common share warrant exercisable for three tenths (3/10) of a common share, for each common share purchased in the private placement, or 1,527,696 common shares in the aggregate.  Each full warrant will be exercisable for a period of two years from the closing at an exercise price of U.S. $2.52 per share. In connection with the closing, the Company paid placement agents fees in cash in the amount of U.S. $628,530.

In connection with the private placement, the Company also entered into a registration rights agreement with the investors requiring the Company to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement covering the common shares issued, including any common shares issued upon exercise of the warrants, by December 31, 2005.  If the Registration Statement is not filed by December 31, 2005 or is not declared effective by the SEC by April 20, 2006, then the Company will be liable to make pro rata payments to each investor in an amount equal to 1.0% of the aggregate amount invested by such investor for each 30-day period or pro rata for any portion thereof following such deadlines.   The registration rights agreement contains indemnification provisions and other terms customary for agreements of its type.

As a condition to the private placement, the directors and executive officers of the Company have entered into lock-up agreements pursuant to which they have agreed not to dispose of more than 20% of their common shares of the Company until 90 days following the effective date of the above-noted Registration Statement.

Execution copies of the form of purchase agreement, form of registration rights agreement, and form of warrant are filed as exhibits to this report as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated into this report by reference.  The above description of the private placement is qualified in its entirety by the attached Exhibits 99.1, 99.2 and 99.3.

The private placement consisted of two separate offerings: (i) one in the United States of America with respect to investors who are U.S. investors in reliance upon the exemption from securities registration afforded by the provisions of Regulation D, as promulgated by the SEC under the Securities Act of 1933, as amended, and on the exemption from Canadian prospectus and registration requirements contained in BC instrument 72-503 adopted by the British Columbia Securities Commission; and (ii) one in Canada with respect to Canadian investors in reliance upon Regulation S, as promulgated by the SEC under the Securities Act of 1933, as amended, and on the “accredited investor” exemption from applicable Canadian prospectus and registration requirements contained in Section 2.3 of National Instrument 45-106 of the Canadian Securities Administrators.  None of the securities issued pursuant to the private placement may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before February 26, 2006 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange.

The Company intends to use the net proceeds from the financing to further fund its exploration and drilling programs on its Powder River Basin properties where two drilling rigs are currently active, the Elk Valley project in British Columbia, onshore Cook Inlet Alaska, and its shallow gas project in Saskatchewan, Canada.

The Company issued three press releases in connection with the private placement, copies of which are attached hereto as Exhibits 99.4, 99.5 and 99.6 and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2005	Storm Cat Energy Corporation (Registrant) By: /s/ J. Scott Zimmerman Name: J. Scott Zimmerman Title: President and Chief Executive Officer

Exhibit Index

Exhibit No.	Exhibit Description

99.1	Purchase Agreement, dated October 19, 2005, by and among Storm Cat Energy Corporation and the Investors as defined and named therein,

99.2	Registration Rights Agreement, dated October 19, 2005, by and among Storm Cat Energy Corporation and the Investors as defined and named in the Purchase Agreement,

99.3

Form of Warrant to Purchase common shares of Storm Cat Energy Corporation, dated October 25, 2005, issued by Storm Cat Energy Corporation in favor of each of the Investors as defined and named in the Purchase Agreement

99.4	Press release dated October 20, 2005

99.5	Press release dated October 21, 2005

99.6	Press release dated October 26, 2005